UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of DECEMBER, 2011

Commission File Number 000-49995

ARGENTEX MINING CORPORATION
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Three and Nine Months Consolidated Financial Statements Ended October 31, 2011 and October 31, 2010

99.2	Management Discussion and Analysis For the Three and Nine Months Ended October 31, 2011

99.3	Form 52-109FV2 – Chief Executive Officer

99.4	Form 52-109FV2 – Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation
(Registrant)

Date: December 20, 2011	By:	/s/ Jeff Finkelstein
Jeff Finkelstein

	Title:	Chief Financial Officer